Exhibit 99.1

Dear Brenmiller Energy Ltd. Shareholders:

We cordially invite you to attend the Special General Meeting of Shareholders of Brenmiller Energy Ltd. (the “Meeting”), to be held on November 13, 2023, at 4:00 p.m. Israel time, at the Company’s office, located at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel.

At the Meeting, shareholders will be asked to consider and vote on the matters listed in the enclosed Notice of Special General Meeting of Shareholders (the “Notice”).

Our board of directors recommends that you vote FOR the Proposal listed in the Notice.

Only shareholders of record at the close of business on October 30, 2023, are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote their shares at the Meeting as detailed in the Notice.

We look forward to greeting as many of you as can attend the Meeting.

Sincerely,
Avraham Brenmiller
Chairman of the Board of Directors
October 27, 2023

Brenmiller Energy Ltd.
Notice of A SPECIAL General Meeting of shareholders

Notice is hereby given that a Special General Meeting of Shareholders (the “Meeting”) of Brenmiller Energy Ltd. (the “Company”) will be held on November 13, 2023, at 4:00 p.m. Israel time, at the Company’s office, located at 13 Amal St. 4th Floor, Park Afek, Rosh Haayin, 4809249 Israel.

The agenda of the Meeting is to:

1.      Consider a proposal to increase the Company’s registered share capital and cancel the nominal value of the Company’s ordinary shares and to amend the current Company’s articles of association to reflect the same;

2.      Consider a proposal to affect a reverse split of the Company’s authorized and issued and outstanding ordinary shares, at a ratio of 10:1, and to amend the Company’s articles of association to reflect the same;

3.      Consider a proposal to amend and restate the Company’s articles of association.

Board Recommendation

Our board of directors (the “Board of Directors”) unanimously recommends that you vote “FOR” the above Proposals, as further described in the attached proxy statement (the “Proxy Statement”).

Record Date

Shareholders of record at the close of business on October 30, 2023 (the “Record Date”), are entitled to notice of and to vote at the Meeting, either in person or by appointing a proxy to vote their shares at the Meeting (as detailed below).

How You Can Vote

A form of proxy for use at the Meeting is attached to the Proxy Statement and a voting instruction form, together with a return envelope, will be sent to holders of the Company’s ordinary shares, par value NIS 0.02 per ordinary share (the “Ordinary Shares”). By appointing “proxies,” shareholders may vote at the Meeting whether or not they attend. Subject to applicable law and the rules of the Nasdaq Stock Market LLC, in the absence of instructions, the Ordinary Shares represented by properly executed and received proxies will be voted “FOR” the proposed resolution to be presented at the Meeting for which the Board of Directors recommends a vote “FOR”.

Shareholders may revoke their proxies or voting instruction form (as applicable) in accordance with section 9 of the regulations (proxy and position statement) under the Israeli Companies Law, 5759-1999, by filing with the Company a written notice of revocation or duly executed proxy or voting instruction form (as applicable) bearing a later date and time.

Shareholders registered directly with the transfer agent

If your shares are registered directly in your name with our transfer agent, VStock Transfer, LLC, you are considered, with respect to those shares, the shareholder of record. In such case, these proxy materials are being sent directly to you. As the shareholder of record, you have the right to grant your voting proxy directly to Ofir Zimmerman, Chief Financial Officer of the Company, and/or Avraham Brenmiller, Chief Executive Officer of the Company and Chairman of the Board of Directors (e-mail addresses: ofirz@bren-energy.com; avi@bren-energy.com), or to vote in person at the Meeting.

Other Shareholders who are beneficial owners

If your shares are held through a bank, broker or other nominee, they are considered to be held in “street name” and you are the beneficial owner with respect to those shares. A beneficial owner as of the Record Date has the right to direct the bank, broker or nominee how to vote shares held by such beneficial owner at the Meeting and must also provide the Company with a copy of their identity card, passport or certification of incorporation, as the case may be. If your shares were held in “street name,” as of the Record Date, these proxy materials are being forwarded to you by your bank, broker or nominee who is considered, with respect to those shares, as the shareholder of record, together with a voting instruction card for you to use in directing the bank, broker or nominee how to vote your shares. Because a beneficial owner is not a shareholder of record, you may not vote those shares directly at the Meeting unless you obtain a “legal proxy” from the bank, broker or other nominee that holds your shares directly, giving you the right to vote the shares at the Meeting. Absent specific instructions from the beneficial owner of the shares, brokers are not allowed to exercise their voting discretion, among other things, with respect to the election of directors or any matter that relates to executive compensation; and therefore, a “broker non-vote” occurs with respect to such uninstructed shares. Therefore, it is important for a shareholder that holds Ordinary Shares through a bank or broker to instruct its bank or broker how to vote its shares, if the shareholder wants its shares to count for all proposals.

Voting Results

The final voting results will be tallied by the Company based on the information provided by VStock Transfer, LLC. or otherwise and the overall results of the Meeting will be published following the Meeting in a Report of Foreign Private Issuer on Form 6-K that will be furnished to the U.S. Securities and Exchange Commission.

Sincerely,
Avraham Brenmiller
Chairman of the Board of Directors
October 27, 2023

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